FOR INMMEDIATE RELEASE

For further information contact:

Voice : (56 2) 520-1390

Fax : (56 2) 520-1545

E-mail : ir@madeco.cl

Sitio Web : www.madeco.cl

MADECO ANNOUNCES

CONSOLIDATED RESULTS FOR THE FIRST QUARTER 2005

(Santiago, Chile, April 26, 2005) Madeco S.A. ("Madeco") (NYSE: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter ended March 31st, 2005. All figures are expressed in Chilean pesos as of March 31st, 2005 (the year-over-year CPI variation totaled 2.2%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$585.93).

QUARTER HIGHLIGHTS

  Total revenues as of March 31, 2005 reached Ch$86,733 million, an increase of 14.9% versus the same period last year, due mainly to prices climbing and higher volume sales in the Wire and Cable. Operational income of Madeco went up 20.6% as compared to March 2004, generating Ch$7,294 million, the increase reflects the operational results of the Wire and Cable unit, which more than tripled its results. EBITDA as of March 31, 2005 was Ch$10,056 million, which signifies an increase of 12.7% with respect to prior year (in US$ dollars the increase reached 18.5% or US$17.2 million as of March 2005).

  As of March 31 2005, net income for the period was Ch$3,829 million, which is a favorable variance compared to the net income recorded to the prior year and which amounted to Ch$1,729 million.

  As of March 31 2005, in Brazil, Madeco S.A. subscribed to a Purchase Agreement with Corning International Corporation ("Corning), whereby the Company acquired an additional 50% ownership participation in Optel Ltda ("Optel") for R$1. Madeco S.A. had previously owned a 50% ownership participation. Optel is a company specializing in the production of optical fiber. Prior to the signing of this agreement, Madeco S.A. and Corning were parties to an arbitration suit the outcome of which required Madeco to liquidate Optel at Corning's request and the termination of the Investment Contract that was initiated in 1999.

As indicated in the Purchase Agreement, Corning committed itself to a 2 year binding non-competition clause whereby it agreed that it will not compete in the markets where Optel is currently located.

Additionally, Madeco subscribed to an agreement with Optel's two principal banks whereby Madeco agreed to pay US$2 million as full consideration for all the outstanding loans that amounted to US$7.3 million. Currently, Optel maintains total consolidated assets equivalent to US$10.5 million.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibit 1)

Revenues amounted to Ch$86,733 million in 1Q03, a 14.9% increase from last year's figures (Ch$75,494 million). The increase reflects higher net sales generated by the Wire and Cable (+32.8%), Aluminum Profiles (+2.7%) and Flexible Packaging (+2.2%) Units, which were partially compensated by lower revenues from the Brass Mills Unit (-9.4%).

Gross income amounted to Ch$12,514 million in 1Q05, up by 5.4% compared to Ch$11,868 million obtained in 1Q04. The aforementioned was due to the 14.9% increase of revenues which was partially offset by the 16.6% rise in COGS due mainly to higher raw material prices compensated by the slight decrease of volume sales.

The Company's operating income increased by 20.6% in absolute terms, totaling Ch$7,294 million in 1Q05 versus Ch$6,047 million generated in the same period of 2004. In addition, as a percentage of net sales, operating margin grew slightly, from 8.0% in 1Q04 to 8.4% in 1Q05. The Wire and Cable Unit more than doubled its operating income, which was offset by lower results in the other three business units.

Non-Operating Income or loss: The Company's non-operating loss for 1Q05 amounted to Ch$1,943 million compared to a non-operating loss of Ch$2,835 million during the same period in 2004. The principal variations are detailed as follows:

  Price level restatement and foreign currency fluctuations: The Company had a combined foreign currency gain and price level restatement income for the period of Ch$36 million, compared to the Ch$398 million reflected in March 2004. The foreign currency losses recorded in March 2005 are mostly due to maintaining a lighter US dollar denominated debt position as a result of the appreciation of the Chilean peso with respect to the US dollar, lower conversion income in Brazil (Ch$355 million in 2005), offset by the foreign currency gain generated from the Argentinean peso (Ch$66 million in 2005) and the Peruvian Sol (Ch$63 million).

  Other non-operating income or expense: The Company had other non-operating income of Ch$528 million in 2005, compared to the other non-operating expense of Ch$415 million recorded in the same period in the prior year. The non-operating expense of Ch$436 million in 2005 is mostly due to depreciation expense generated from fixed assets that are not currently used in Argentina (Ch$394 million). The non-operating income in 2005 is mostly due to a reversal of provisions related to Optel due to the acquisition of the remaining 50% participation of this company.

  Net Interest Expense: Net interest expense amount to Ch$1,987 million in 2005, a reduction of 14.4% with respect to the Ch$2,321 million recorded in the prior year. This decrease in interest expense is due to a decrease in debts outstanding and a reduction in the interest rates.

Income Tax Expense: Income tax expense for the 1Q05 and 1Q04 amounted to Ch$1,454 million and Ch$1,284 million, respectively.

Minority Interest: The Company's minority interest amount reflects the income / losses which is attributable to the minority shareholders of the subsidiaries that are consolidated (Alusa, Indeco and Indalum). The Company's minority interest for 2004 amounted to a loss of Ch$68 million, as a consequence of the income obtained from these same subsidiaries.

Net Income was Ch$3,828 million in 1Q05, an increase of 121.4% as compared to Ch$1,729 million registered in 1Q04.

BUSINESS UNIT ANALYSIS (EXHIBITS 2)

Wire and Cables

Revenues as of March 2005 amounted to Ch$51,297 million, an increase of 32.8% compared to the same period in the prior year (Ch$38,621 million). This increase in the Wire and Cable revenue reflects an increase in both copper rod (23.6%) and cooper and aluminum cables (34.4%). The increase revenues generated from cables reflect an overall increase in revenue obtained from each of the four countries where Madeco maintains operations with special emphasis in the increases generated from Brazil.

The COGS went up 29.7%, from Ch$33,699 million to Ch$43,714 million in 2005. This increase in the cost of goods sold is mostly due to a unit volume increase (6.4%) and an increase in the cost of raw materials. As a percentage of sales, the gross margin increased 2.1 bases points, from 12.7% to 14.8%.

The SG&A for March 2005 fell 11.4%, from Ch$3,103 million to Ch$2,750 million, measured as a percentage of sales, fell from 8.0% to 5.4% in 2005.

Brass mills

The revenues for March 2005 amounted to Ch$17,710 million, a reduction of 9.4% respect to the prior year (Ch$19,555 million). This decrease is explained mostly by a reduction in unit sales of pipes, bars and sheets in Chile (-14.0%) after the decrease in European exports as a result of the renegotiation of large export contracts (approximately 500-700 tons/month), partially offset by the increased revenues in unit sales in Argentina (+5.8%) and a higher unit sale price (+6.7%).

The COGS decreased 6.0%, from Ch$16,379 million to Ch$15,399 million, mostly due to the lower unit sale volume (-15.1%). Gross margin for March 2005 amounted to 13.0% compared to 16.2% obtained during the prior year as a result of the combined decrease in unit sale volume and the rising price of raw materials that were not compensated by the increase in price.

The SG&A for March 2005 decreased by 2.5% compared to the same period in the prior year, from Ch$1,078 million to Ch$1,051 million in March 2005.

Flexible Packaging

Revenues increased 2.2%, from Ch$10,338 million to Ch$10,561 million. This increase in revenue is explained by an increase in unit sale volume in Argentina (+2.2%) and the partial transfer of raw material cost increases to the sale price (in Chile the price increased by 3.4% while in Argentina the price went up 7.1%). The increase in revenue was offset by a lower consolidated Chilean unit sale (-3.7%) due to the sale of the Alufoil subsidiary during the end of 2004.

The COGS increased 9.1% from Ch$8,679 million to Ch$9,468 million in March 2005. The increase in the COGS is a result of the increases sustained in the principal raw materials (polyethylene has increase 24.5% its price in US$ dollar from September 2004) that commenced towards the end of 2004, the Chilean case (Alusa Quilicura) an increase in expenses such as: overtime hours in production and direct labor from external workers assigned to the production, offset by the closure of the operations in Alufoil.

The SG&A decreased 16.0%, from Ch$819 million to Ch$688 million in 1Q05. This reduction in the SG&A reflects a reduction in the expenses incurred in Chile consolidated, mainly due to the sale of the Alufoil subsidiary (Ch$150 million of lower SG&A).

Aluminum Profiles

Revenues as of March 2005 were 2.7% higher than those obtained in the prior year, from Ch$6,980 million to Ch$7,165 million in 2005. This increase in revenue is mostly due a higher unit volume sold (+2.3%) as a result of sales to larger clients for specific real estate projects. Conversely, the sales price increased slightly due to the increase in aluminum costs.

The COGS increased in 15.8%, reflected by a increase in volume units sold and an increase in raw material prices. The average international price of aluminum (LME) increase in 14.8% during the first quarter 2005 compared to the first quarter 2004.

The SG&A as of March 2005 decreased in 11.0% compared to the same period in the prior year passing from Ch$821 million to Ch$731 million; similarly as a percentage of sales fell 1.6 percentage points to 10.2%. The decrease is explained by the finalization of the commercial operations in Bolivia, which resulted in lower expenses of Ch$63 million.

BALANCE SHEET ANALYSIS (EXHIBIT 3)

Total assets: Total assets as of March 31, 2005 reached Ch$356,441 million, down by 4.6% as compared to Ch$373,673 million in the same period of 2004.

  Current assets totaled Ch$161,610 million in March 2005, a 1.4% increase compared to Ch$159,374 million in March 2004. The increase of current assets included higher Koper inventories (+585 tons), aluminum (+504 tons) and higher prices of raw materials versus last year. In addition, trade accounts receivables went up (+18,2%) as a result of increased commercial activity versus the prior year. The aforementioned was offset by a decrease in time deposits (-86.9%) and repurchase agreements (-71.8%) due mainly to the prepayment of US$5 million of bank debt and the payment of the Serie C bond (UF1.4 million).

  Fixed assets decreased 6.6% in 2005 versus 2004, from Ch$167,186 million to Ch$156,089 million in March 2005. Assets denominated in US$ dollars were affected its value after the revaluation of the Chilean peso versus the US$ dollar; in addition, total capex in 2004 was lower than the depreciation of the period.

  Other assets were Ch$38,742 million in 2005, 17.8% lower as compared to Ch$47,113 million registered in 2004. The largest decreases in other assets reflects lower goodwill (-13.7%) due the negative effect of the value of foreign subsidiaries denominated in US dollar after the revalaution of the Chilean peso and the amortization of the period. Long-term deferred taxes dropped 100% after the estimation of tax loss utilization in Brazil, therefore tose taxes were accounted in the short-term. Finally, other assets decreased (-24.3%) due to lower non-utilized assets (-$456 million) and lower dispensable assets (included the sale of one property) (-$1,395 million).

Liabilities: Total liabilities of the Company at March 2005 reached Ch$177,764 million, a reduction of 13.5% as compared to Ch$205,496 million at March 2004.

  Bank debt amounted to Ch$95,263 million in 2005, a slight increase of 0.5% versus Ch$94,804 millones registered in 2004. The increase reflects higher liabilities of Madeco's subsidiaries, primarily Brazil and Peru, offset by the voluntary prepayment on March 4, 2005 of US$5 million of the syndicated loan of Madeco Chile.

  Bonds were Ch$31,429 million in 2005, a decline of 47.1% compared to Ch$59,400 million registered last year. The drop was due to payments on May 1, 2004 (the Series C Bond, principal of UF1,377,000 and interest of UF42,045) and the payment made on June 15, 2004 of the Series A Bond (principal of UF91,719 and interest of UF74,559). In addition, on December 15, was paid in advance the Series A bond (UF2.0 million) in order to reduce financial expenses. The prepayment was financed through the emission of a 7-year bond denominated Series D, for a total amount of UF1.8 million, and an interest ate of 5.0% (compared to 7.25% of interest of the Series A Bond).

Shareholder's Equity: At March 2005 totaled Ch$168,090 million, an increase of 6.6% versus Ch$157,649 million in March 2004.

  Paid-in capital increased 3.3%, from Ch$192,102 million in March 2004 to Ch$198,493 million in 2005. On July 1st, 2004, the Company sold in a public bid a total of 139 million shares and on October 29, subscribed and paid 182 million shares; Madeco roughly received Ch$10,525 million (Ch$5.780 million registered in paid-in capital and Ch$4.746 million in share-premium).

  Share-premium went up from Ch$33,970 million in March 2004 to Ch$38,151 million in 2005.

  Other reserves dropped from Ch$27,504 million in 2004 to Ch$17,450 million in 2005, due to the revaluation of the Chilean peso between both periods and its impact on equity according to the application of Technical Bulletin No.64 in connection with investments abroad.

  Retained earnings, totaled Ch$84,415 million loss in 2005 versus a loss of Ch$94,967 million in 2004.

***************

Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Exhibit 1: Consolidated Income Statement
(Three Months Ended March-05)

	Ch$ millions			US$ millions (1)
	YTD Mar 04	YTD Mar 05	% Change	YTD Mar 04	YTD Mar 05	% Change

Revenues	75.494	86.733	14,9%	122,5	148,0	20,9%
COGS	(63.626)	(74.219)	16,6%	(103,2)	(126,7)	22,7%
Gross Income	11.868	12.514	5,4%	19,3	21,4	10,9%
Gross Margin	15,7%	14,4%	-	15,7%	14,4%	-
SG&A	(5.822)	(5.220)	-10,3%	(9,4)	(8,9)	-5,7%
% sales	7,7%	6,0%	-	7,7%	6,0%	-
Operating Income	6.047	7.294	20,6%	9,8	12,4	26,9%
Operating Margin	8,0%	8,4%	-	8,0%	8,4%	-
Financial Income	368	192	-47,9%	0,6	0,3	-45,2%
Equity in Earning (Losses) of Related Companies	(9)	(54)	470,8%	(0,0)	(0,1)	500,5%
Other non-Operating Income	223	964	331,5%	0,4	1,6	353,9%
Financial Expenses	(2.689)	(2.179)	-19,0%	(4,4)	(3,7)	-14,7%
Positive Goodwill Amortization	(488)	(466)	-4,4%	(0,8)	(0,8)	0,6%
Other non-Operating Expenses	(638)	(436)	-31,7%	(1,0)	(0,7)	-28,2%
Price-level Restatement	398	36	-91,0%	0,6	0,1	-90,6%
Non-Operating Results	(2.835)	(1.943)	-31,4%	(4,6)	(3,3)	-27,9%
Income (Loss) Before Income Taxes	3.212	5.351	66,6%	5,2	9,1	75,2%
Income Tax	(1.284)	(1.454)	13,2%	(2,1)	(2,5)	19,1%
Extraordinary Items	-	-	N/A	0,0	0,0	N/A
Minority Interest	(199)	(68)	-65,8%	(0,3)	(0,1)	-64,0%
Negative Goodwill Amortization	-	-	N/A	0,0	0,0	N/A
Net Income (Loss)	1.729	3.829	121,4%	2,8	6,5	133,0%

1 Exchange rate on March-05 2005 US$1.00 = 585,93
Exchange rate on March-05 2004 US$1.00 = 616,41

Exhibit 2: Operating Results by Business Unit in Ch$ millions
(Three Months Ended March-05)

YTD Mar 04	Copper rod	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total
Revenues	5.771	32.850	19.555	10.338	6.980	75.494
COGS	(5.303)	(28.396)	(16.379)	(8.679)	(4.869)	(63.626)
Gross Income	468	4.454	3.176	1.659	2.111	11.868
Gross Margin	8,1%	13,6%	16,2%	16,0%	30,2%	15,7%
SG&A	(30)	(3.073)	(1.078)	(819)	(821)	(5.821)
% sales	0,5%	9,4%	5,5%	7,9%	11,8%	7,7%
Operating Income	438	1.381	2.098	840	1.290	6.047
Operating Margin	7,6%	4,2%	10,7%	8,1%	18,5%	8,0%
EBITDA	433	2.922	2.719	1.394	1.456	8.924
Segment Contribution
% Revenues	7,6%	43,5%	25,9%	13,7%	9,2%	92,4%
% Operating Income	7,2%	22,8%	34,7%	13,9%	21,3%	92,8%

YTD Mar 05	Copper rod	Wire and Cable	Brass Mills	Flexible Packaging	Aluminum Profiles	Total
Revenues	7.135	44.162	17.710	10.561	7.165	86.733
COGS	(6.572)	(37.142)	(15.399)	(9.468)	(5.638)	(74.219)
Gross Income	563	7.020	2.311	1.093	1.527	12.514
Gross Margin	7,9%	15,9%	13,0%	10,3%	21,3%	14,4%
SG&A	(18)	(2.732)	(1.051)	(688)	(731)	(5.220)
% sales	0,3%	6,2%	5,9%	6,5%	10,2%	6,0%
Operating Income	545	4.288	1.260	405	796	7.294
Operating Margin	7,6%	9,7%	7,1%	3,8%	11,1%	8,4%
EBITDA	545	5.696	1.836	962	1.017	10.056
Segment Contribution
% Revenues	8,2%	50,9%	20,4%	12,2%	8,3%	91,8%
% Operating Income	7,5%	58,8%	17,3%	5,6%	10,9%	92,5%

	Exhibit 3: Operating Results by Business Unit and Country in Ch$ millions
	(Three Months Ended March-05)
	Year to Date 2004						Year to Date 2005
	Chile	Peru			Interco	Copper rod	Chile	Peru			Interco	Copper rod
Volume
Tons (Thrid parties)	2.162	1.298			0	3.460	2.037	1.463			0	3.500
Tons (Intercompany)	1.442	1.840			(3.282)	0	1.020	1.841			(2.861)	0
Tons (Total)	3.604	3.138			(3.282)	3.460	3.057	3.304			(2.861)	3.500

Ch$ million
Revenues (Thrid parties)	3.502	2.269			0	5.771	4.149	2.986			0	7.135
Revenues (Intercompany)	2.551	3.426			(5.977)	0	2.066	3.845			(5.911)	0
Total revenues	6.053	5.695			(5.977)	5.771	6.215	6.831			(5.911)	7.135
COGS	(5.582)	(5.192)			5.471	(5.303)	(5.942)	(6.503)			5.873	(6.572)
Gross Income	471	503			(506)	468	273	328			(38)	563
Gross Margin	7,8%	8,8%				8,1%	4,4%	4,8%				7,9%
SG&A	0	(60)			30	(30)	0	(50)			32	(18)
Operating Income	471	443			(476)	438	273	278			(6)	545
Operating Margin	7,8%	7,8%				7,6%	4,4%	4,1%				7,6%
EBITDA	472	444			(483)	433	273	279			(7)	545

	Chile	Brazil	Argentina	Peru	Interco	Wire and Cable	Chile	Brazil	Argentina	Peru	Interco	Wire and Cable
Volume
Tons (Thrid parties)	2.001	6.590	530	2.551	0	11.672	2.510	6.636	489	2.961	0	12.596
Tons (Intercompany)	33	420	0	87	(540)	0	16	595	133	0	(744)	0
Tons (Total)	2.034	7.010	530	2.638	(540)	11.672	2.526	7.231	622	2.961	(744)	12.596
Kms.	0	0	0	0	0	0	0	0	0	0	0	0

Ch$ million
Revenues (Thrid parties)	6.042	17.337	1.112	8.359	0	32.850	8.993	22.468	1.381	11.320	0	44.162
Revenues (Intercompany)	407	1.021	3	169	(1.600)	0	328	1.626	216	4	(2.174)	0
Total revenues	6.449	18.358	1.115	8.528	(1.600)	32.850	9.321	24.094	1.597	11.324	(2.174)	44.162
COGS	(5.914)	(15.790)	(984)	(7.184)	1.476	(28.396)	(8.187)	(20.219)	(1.400)	(9.418)	2.082	(37.142)
Gross Income	535	2.568	131	1.344	(124)	4.454	1.134	3.875	197	1.906	(92)	7.020
Gross Margin	8,3%	14,0%	11,7%	15,8%		13,6%	12,2%	16,1%	12,3%	16,8%		15,9%
SG&A	(710)	(1.514)	(76)	(510)	(263)	(3.073)	(476)	(1.426)	(102)	(532)	(196)	(2.732)
Operating Income	(175)	1.054	55	834	(387)	1.381	658	2.449	95	1.374	(288)	4.288
Operating Margin	-2,7%	5,7%	4,9%	9,8%		4,2%	7,1%	10,2%	5,9%	12,1%		9,7%
EBITDA	225	1.964	55	1.086	(408)	2.922	1.000	3.307	95	1.620	(326)	5.696

	Chile	Argentina	Coin	-	Interco	Brass Mills	Chile	Argentina	Coin	-	Interco	Brass Mills
Tons (Thrid parties)	6.598	690	554		0	7.842	5.673	730	251		0	6.654
Tons (Intercompany)	586	37	48		(671)	0	653	104	44		(801)	0
Tons (Total)	7.184	727	602		(671)	7.842	6.326	834	295		(801)	6.654

Ch$ million
Revenues (Thrid parties)	16.603	1.606	1.346		0	19.555	14.851	1.920	939		0	17.710
Revenues (Intercompany)	1.858	89	246		(2.193)	0	2.475	269	149		(2.893)	0
Total revenues	18.461	1.695	1.592		(2.193)	19.555	17.326	2.189	1.088		(2.893)	17.710
COGS	(15.349)	(1.391)	(1.640)		2.001	(16.379)	(15.485)	(1.926)	(935)		2.947	(15.399)
Gross Income	3.112	304	(48)		(192)	3.176	1.841	263	153		54	2.311
Gross Margin	16,9%	17,9%	-3,0%			16,2%	10,6%	12,0%	14,1%			13,0%
SG&A	(759)	(147)	(110)		(62)	(1.078)	(749)	(174)	(76)		(52)	(1.051)
Operating Income	2.353	157	(158)		(254)	2.098	1.092	89	77		2	1.260
Operating Margin	12,7%	9,3%	-9,9%			10,7%	6,3%	4,1%	7,1%			7,1%
EBITDA	2.862	199	(29)		(313)	2.719	1.578	149	145		(36)	1.836

	Chile	Argentina	-	-	Interco	Flexible Packaging	Chile	Argentina	-	-	Interco	Flexible Packaging
Tons (Thrid parties)	2.640	955			0	3.595	2.542	976			0	3.518
Tons (Intercompany)	0	0			0	0	0	0			0	0
Tons (Total)	2.640	955			0	3.595	2.542	976			0	3.518

Ch$ million
Revenues (Thrid parties)	7.651	2.688			(1)	10.338	7.620	2.941			0	10.561
Revenues (Intercompany)	0	0			0	0	0	0			0	0
Total revenues	7.651	2.688			(1)	10.338	7.620	2.941			0	10.561
COGS	(6.374)	(2.305)			0	(8.679)	(6.748)	(2.720)			0	(9.468)
Gross Income	1.277	383			(1)	1.659	872	221			0	1.093
Gross Margin	16,7%	14,2%				16,0%	11,4%	7,5%				10,3%
SG&A	(552)	(184)			(83)	(819)	(469)	(185)			(34)	(688)
Operating Income	725	199			(84)	840	403	36			(34)	405
Operating Margin	9,5%	7,4%				8,1%	5,3%	1,2%				3,8%
EBITDA	1.035	440			(81)	1.394	747	248			(33)	962

						Aluminum Profiles						Aluminum Profiles
Tons (Thrid parties)						2.643						2.704
Tons (Intercompany)						0						0
Tons (Total)						2.643						2.704

Ch$ million
Revenues (Thrid parties)						6.980						7.165
Revenues (Intercompany)						0						0
Total revenues						6.980						7.165
COGS						(4.869)						(5.638)
Gross Income						2.111						1.527
Gross Margin						30,2%						21,3%
SG&A						(821)						(731)
Operating Income						1.290						796
Operating Margin						18,5%						11,1%
EBITDA						1.456						1.017

Exhibit 4: Consolidated Balance Sheet
	Ch$ millions		US$ millions (1)
	YTD Mar 04	YTD Mar 05	YTD Mar 04	YTD Mar 05
ASSETS
Cash	4.752	3.776	7,7	6,4
Time deposits and marketable securities	20.255	2.653	32,9	4,5
Accounts receivable	54.068	62.990	87,7	107,5
Accounts receivable from related companies	528	3.571	0,9	6,1
Inventories	56.980	74.269	92,4	126,8
Recoverable taxes	4.092	3.048	6,6	5,2
Prepaid expenses and other current assets	18.699	11.302	30,3	19,3
Total current assets	159.374	161.610	258,6	275,8

Property, plant and equipment (net)	167.186	156.089	271,2	266,4

Investments	9.202	8.595	14,9	14,7
Goodwill (net)	25.880	22.326	42,0	38,1
Long-term receivables	619	597	1,0	1,0
Other	11.411	7.225	18,5	12,3
Total other assets	47.113	38.742	76,4	66,1

Total assets	373.673	356.441	606,2	608,3

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term bank borrowings	18.516	30.148	30,0	51,5
Current portion of long-term bank and other debt	5.754	4.309	9,3	7,4
Current portion of bonds payable	28.313	4.274	45,9	7,3
Current portion of long-term liabilities	707	865	1,1	1,5
Dividends payable	32	63	0,1	0,1
Accounts payable	10.536	14.436	17,1	24,6
Notes payable	8.988	8.399	14,6	14,3
Other payables	699	538	1,1	0,9
Notes and accounts payable to related companies	564	502	0,9	0,9
Accrued expenses	7.772	5.821	12,6	9,9
Withholdings payable	1.975	1.775	3,2	3,0
Deferred income	53	57	0,1	0,1
Income taxes	0	0	0,0	0,0
Other current liabilities	558	820	0,9	1,4
Total current liabilities	84.468	72.006	137,0	122,9

Long-term bank and other debt	86.138	75.187	139,7	128,3
Bonds payable	31.087	27.156	50,4	46,3
Accrued expenses	3.802	3.416	6,2	5,8
Total long-term liabilities	121.027	105.759	196,3	180,5

Minority interest	10.528	10.587	17,1	18,1

Common stock and outstanding, without nominal (par value)	191.142	196.905	310,1	336,1
Share premium	33.970	38.151	55,1	65,1
Reserves	27.504	17.450	44,6	29,8
Retained earnings	(94.967)	(84.415)	(154,1)	(144,1)
Total shareholders' equity	157.649	168.090	255,8	286,9

Total liabilities and shareholders' equity	373.673	356.441	606,2	608,3

1 Exchange rate on March-05 2005 US$1.00 = 585,93
Exchange rate on March-05 2004 US$1.00 = 616,41

Exhibit 5: Consolidated Statement of Cash Flow
	Ch$ millions		US$ millions (1)
	YTD Mar 04	YTD Mar 05	YTD Mar 04	YTD Mar 05

Cash received from customers	79.010	98.975	128,2	168,9
Financial income received	176	317	0,3	0,5
Dividends and other distributions	-	-	-	-
Other incomes	57	31	0,1	0,1
Payments to suppliers and employees	(78.256)	(96.112)	(127,0)	(164,0)
Interests paid	(1.862)	(2.638)	(3,0)	(4,5)
Income taxes paid	(117)	(43)	(0,2)	(0,1)
Other expenses	(38)	(32)	(0,1)	(0,1)
Added Value Tax and others	(2.061)	(1.615)	(3,3)	(2,8)
Net cash flow from operating activities	(3.091)	(1.118)	(5,0)	(1,9)

Sale of Property, Plant and Equipment	962	15	1,6	0,0
Sale of permanent investments	122	122	0,2	0,2
Sale of other investments	-	-	-	-
Other proceeds from investments	16	946	0,0	1,6
Acquisition of fixed assets	(1.014)	(2.898)	(1,6)	(4,9)
Permanent investments	(3)	-	(0,0)	-
Other disbursements	(372)	(1.175)	(0,6)	(2,0)
Net cash flow used in investing activities	(290)	(2.989)	(0,5)	(5,1)

Issuance of shares	-	-	-	-
Loans obtained	12.760	8.248	20,7	14,1
Registered loans from related companies	-	-	-	-
Other financing sources	-	-	-	-
Dividends paid	(82)	(40)	(0,1)	(0,1)
Repayments of bank borrowings	(9.424)	(7.432)	(15,3)	(12,7)
Repayments of bonds	-	-	-	-
Payment of expenses related to shares issuance	-	-	-	-
Others	-	(493)	-	(0,8)
Net cash flow provided by financing activities	3.254	283	5,3	0,5

Net cash flow for the period	(127)	(3.824)	(0,2)	(6,5)

Effect of price-level restatements on cash and cash equivalents	127	186	0,2	0,3

Net increase in cash and cash equivalents	1	(3.638)	0,0	(6,2)

Cash and cash equivalents at the beginning of year	5.540	12.769	9,0	21,8

Cash and cash equivalents at end of the period	5.541	9.130	9,0	15,6
_____________________
1 Exchange rate on March-05 2005 US$1.00 = 585,93
Exchange rate on March-05 2004 US$1.00 = 616,41